CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED DECEMBER 31, 2013, AND 2012

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

THESE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS HAVE NOT BEEN SUBJECT TO A REVIEW BY OUR INDEPENDENT AUDITORS

Clifton Star Resources Inc.

Unaudited Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Notes	As at December 31, 2013	As at June 30, 2013
ASSETS
Current assets:
Cash		$2,898,870	$3,443,288
Receivables	9	187,966	289,858
Refundable tax credits and mining duties	5	727,318	3,252,301
Prepaids		108,485	19,725
		3,922,639	7,005,172
Non-current assets:
Non-refundable tax credits	5	770,574	751,508
Property and equipment		60,259	64,151
Exploration and evaluation assets	6	43,862,939	42,253,866
		44,693,772	43,069,525
Total Assets		$48,616,411	$50,074,697
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$774,937	$1,476,051
Flow-through premium liability	7b	-	12,112
		774,937	1,488,163
Deferred income and mining tax liability		3,313,000	3,441,000
Total Liabilities		4,087,937	4,929,163
Equity:
Share capital		59,583,659	59,523,659
Share-based payments reserve		4,853,995	4,827,037
Deficit		(19,909,180)	(19,205,162)
Total Equity		44,528,474	45,145,534
Total Liabilities and Equity		$48,616,411	$50,074,697

Approved and authorized by the Board on February 26, 2014:

/s/ Michel Bouchard

/s/ Ross Glanville

___________________________

_________________________

Michel Bouchard, Director

Ross Glanville, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Unaudited Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Note	For the three months ended December 31, 2013	For the three months ended December 31, 2012	For the six months ended December 31, 2013	For the six months ended December 31, 2012
Expenses
Wages & benefits		$201,442	$314,730	$349,245	$474,041
Share-based payments	7c	57,573	240,312	162,419	655,884
Director’s fees	8	58,000	52,750	86,500	75,500
Consulting		21,848	54,340	95,158	84,868
Professional fees		79,465	133,573	218,707	225,286
Investor relations		76,791	82,134	136,877	114,872
Filing and transfer agent fees		471	20,897	471	21,907
Travel and telephone		10,153	17,115	20,735	31,510
Office and miscellaneous		18,821	21,798	39,339	37,500
Insurance		10,555	10,211	21,083	20,025
Amortization		1,901	2,354	3,892	4,807
Loss from operations		(537,020)	(950,214)	(1,134,426)	(1,746,200)

Other item
Interest income		9,828	30,267	31,814	67,341
Loss before tax		(527,192)	(919,947)	(1,102,612)	(1,678,859)
Deferred income tax recovery		165,975	46,141	253,777	46,141
Net loss and comprehensive loss for the year		$(361,217)	$(873,806)	$(848,835)	$(1,632,718)

Weighted average number of common shares outstanding		38,656,238	37,124,390	38,535,314	36,389,390

Basic and Diluted Loss per Common Share		$(0.01)	$(0.02)	$(0.02)	$(0.04)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Unaudited Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Share-based payments reserve	Accumulated deficit	Total
Balance – June 30, 2012		35,654,390	$57,100,892	$11,821,755	$(23,399,313)	$45,523,334
Flow-through private placement, net of issuance costs and its
related tax effect	7b	2,760,000	2,422,767	33,848	-	2,456,615
Fair value of stock options capitalized	7c	-	-	36,037	-	36,037
Share-based payments	7c	-	-	655,884	-	655,884
Share-based payments of stock options expired	7c	-	-	(2,934,346)	2,934,346	-
Net Loss from July 1, 2012 to December 31, 2012		-	-	-	(1,632,718)	(1,632,718)
Balance – December 31, 2012		38,414,390	$59,523,659	$9,613,178	$(22,097,685)	$47,039,152

Balance – June 30, 2013		38,414,390	$59,523,659	$4,827,037	$(19,205,162)	$45,145,534
Fair value of stock issued for acquisition of properties	7a	250,000	60,000	-	-	60,000
Fair value of stock options capitalized	7c	-	-	9,356	-	9,356
Share-based payments	7c	-	-	162,419	-	162,419
Share-based payments of stock options expired	7c	-	-	(144,817)	144,817	-
Net Loss from July 1, 2013 to December 31, 2013		-	-	-	(848,835)	(848,835)
Balance – December 31, 2013		38,664,390	$59,583,659	$4,853,995	$(19,909,180)	$44,528,474

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Unaudited Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the three months ended December 31, 2013	For the three months ended December 31, 2012	For the six months ended December 31, 2013	For the six months ended December 31, 2012
Cash flows from operating activities
Net loss for the period	$(361,217)	$(873,806)	$(848,835)	$(1,632,718)
Items not affected by cash:
Amortization	1,901	2,354	3,892	4,807
Share-based payments	57,573	240,312	162,419	655,884
Deferred income tax expense (recovery)	(165,975)	46,141	(253,777)	46,141
	(467,718)	(584,999)	(936,301)	(925,886)
Changes in non-cash working capital:
Receivables	(103,392)	(165,292)	101,892	83,913
Refundable tax credits received	983,128	-	2,843,974	-
Prepaids	7,700	28,542	(88,760)	1,164
Accounts payable and accrued liabilities	277,873	117,302	(129,452)	116,163
Net cash used in operating activities	697,591	(604,447)	1,791,353	(724,646)
Cash flows from financing activities
Flow-through premium liability	-	693,181	-	693,181
Shares issued	60,000	2,456,615	60,000	2,456,615
Deferred income tax expense	-	(18,323)	-	(18,323)
Net cash provided by financing activities	60,000	3,131,473	60,000	3,131,473
Cash flows from investing activities
Additions to property and equipment	-	-	-	(367)
Short-term investments	-	850,000	-	850,000
Additions to exploration and evaluation assets	(1,328,915)	(3,780,487)	(2,395,771)	(6,195,792)
Net cash used in investing activities	(1,328,915)	(2,930,487)	(2,395,771)	(5,346,159)
Net decrease in cash	(571,324)	(403,461)	(544,418)	(2,939,332)
Cash – beginning of the period	3,470,194	4,569,761	3,443,288	7,105,632
Cash – end of the period	$2,898,870	$4,166,300	$2,898,870	$4,166,300
Supplemental schedule of non-cash investing activities
Tax credits receivable and applied in reduction of exploration assets and evaluation assets	$101,852	$587,313	$224,391	$847,866
Exploration and evaluation assets included in accounts payable and accrued liabilities	$104,841	$543,730	$104,841	$543,730
Fair value of share-based payments included in exploration and evaluation assets	$2,891	$36,037	$9,356	$36,037

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

1.

Nature of Operations and Going Concern

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the acquisition and exploration of mineral properties in Canada. The Company’s major mineral properties are located in the province of Quebec, Canada, and the Company is currently advancing a large gold project (the “Duparquet Project”). The Duparquet Project includes the Beattie Mine Property, Donchester Mine Property, Central Duparquet Mine Property, Dumico Mine Property and the Beattie Tailings Deposit.

Clifton is a publicly listed company incorporated under the laws of the Province of British Columbia, and was continued under the Canada Business Corporations Act on December 29, 2010. The Company is listed on the TSX Venture Exchange (TSX-V) under the symbol “CFO”.

The Company’s registered and executive office, principal address and records office is located at Suite 217 – 1040 Belvedere Ave., Quebec City, province of Quebec, Canada, G1S 3G3. The Company’s web site address is www.cfo-star.com.

These condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has not generated revenue from operations, has incurred losses since inception, and has an accumulated deficit of $19,909,180 at December 31, 2013. Clifton’s ability to continue as a going concern depends on its ability to develop profitable operations and to continue to raise adequate financing. Clifton’s management continues to seek sources of additional financing through alliances with financial, exploration and mining entities, or enter into other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. Management believes the Company has sufficient working capital to maintain current operations for the next twelve months.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary, were the going concern assumption inappropriate, and these adjustments could be material.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on February 26, 2014.

2.

Summary of significant accounting policies

a.

Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The Company has consistently applied the same accounting policies, as outlined in note 2, Summary of significant accounting policies in our consolidated financial statements for the year ended June 30, 2013, except as noted in note 3, Changes in accounting policies, to all periods presented in these condensed interim consolidated financial statements.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2013, which

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

2.

Summary of significant accounting policies – Continued

a.

Basis of presentation - Continued

includes the complete list of significant accounting policies in note 2. These condensed interim consolidated financial statements do not include all of the notes required in the annual financial statements.

b.

Basis of consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly-owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity which Clifton controls by having the power to govern its financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. The subsidiary is fully consolidated from the date on which control was obtained, and will be de-consolidated from the date that control ceases.

c.

Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of amounts, events, or actions to form the basis for critical judgments and estimates, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred, which were capitalized, may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of resources to reserves for mineral deposits with similar characteristics to its own properties, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues, and local support for the project.

Going Concern

The Company believes that the cash on hand and refundable tax credits at December 31, 2013, are sufficient to meet corporate, administrative and selected exploration activities for the coming twelve months and that the presentation of these condensed interim consolidated financial statements on a going concern basis is appropriate.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

2.

Summary of significant accounting policies – Continued

c.

Use of judgments and estimates - Continued

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions, including expected price volatility, expected life of stock options, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and share-based payment reserve.

Income taxes and mining duties

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to evidence that can be objectively verified.

3.

Changes in accounting policies

The following new standards, interpretations and amendments, which have been applied in these condensed interim consolidated financial statements, did not have a material impact on the Company’s condensed interim consolidated financial statements:

•

IFRS 10 Consolidated financial statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

•

IFRS 11 Joint arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers.

•

IFRS 12 Disclosures of interests in other entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

•

IFRS 13 Fair value measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

3.

Changes in accounting policies – Continued

•

IFRIC 20 Stripping costs in the production phase of a surface mine

In IFRIC 20, the IFRS Interpretations Committee sets out principles for the recognition of production stripping costs in the statement of financial position. The interpretation recognizes that some production stripping in surface mining activity will benefit production in future periods, and sets out criteria for capitalizing such costs. While the Company is not yet in the production phase, the adoption of IFRIC 20 did not have an impact on the Company’s interim condensed consolidated financial statements.

•

IAS 1 Presentation of financial statements

IAS 1 was amended to change the grouping of items presented in other comprehensive income (“OCI”). Items that would be reclassified to profit or loss at a future point in time will be presented separately from items that will never be reclassified. The amendments do not change the nature of the items that are currently recognized in OCI, nor do they impact the determination of whether items in OCI are reclassified through profit or loss in future periods.

4.

Future accounting changes

The following new standard has not been applied in these condensed interim consolidated financial statements and may have an impact on the Company’s future financial statements:

•

IFRS 9 Financial instruments

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements.

5.

Mining tax credit and duties

The current Quebec refundable tax credits and mining duties, as of December 31, 2013, amount to $727,318 (December 31, 2012: $2,976,541) and relate to exploration expenses incurred in the years ended June 30, 2013 and June 30, 2012 and the six months ended December 31, 2013.

The non-current federal non-refundable tax credits, as of December 31, 2013, amount to $770,574 (December 31, 2012: $NIL) and relate to exploration expenses incurred in the years ended June 30, 2013 and June 30, 2012 and the six months ended December 31, 2013; and they can be applied to reduce future income tax payable.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

6.

Exploration and evaluation assets

For the six month period ended December 31, 2013	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Total Duparquet Project	Duquesne Property	Hunter Property	Cat Lake Property	Total
Acquisition costs, beginning of year	$4,800,000	4,800,000	$2,400,000	$737,400	$12,737,400	$3,103,500	$-	$-	$15,840,900
Additions during the six month period	24,000	24,000	12,000	-	60,000	-	-	-	60,000
	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500	-	-	15,900,900
Acquisition costs, December 31, 2013
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, beginning of year

Additions during the six month period:
Assays	52,832	68,626	4,837	8,397	134,692	-	-	-	134,692
Drilling	52,021	26,067	-	-	78,088	-	-	-	78,088
Field expenditures	161,822	155,056	12,040	38,261	367,179	104	-	-	367,283
Geological Consulting	2,936	781	-	-	3,717	500	500	-	4,717
Studies	76,451	76,451	-	-	152,902	-	-	-	152,902
Prefeasibility Studies	517,891	517,891	-	-	1,035,782	-	-	-	1,035,782
	863,953	844,872	16,877	46,658	1,772,360	604	500	-	1,773,464
Total additions during the six month period
	(104,242)	(98,514)	(6,455)	(14,758)	(223,969)	-231	-191	-	(224,391)
Tax and mining credit applied during the six month period
	11,823,126	8,551,648	661,420	943,937	21,980,131	5,526,621	391,673	63,614	27,962,039
Deferred exploration costs, December 31, 2013
	$16,647,126	13,375,648	$3,073,420	$1,681,337	$34,777,531	$8,630,121	$391,673	$63,614	$43,862,939
Total exploration and evaluation assets

 (*): These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

6.

Exploration and evaluation assets - Continued

For the Year ended June 30, 2013	Beattie Property	Donchester Property	Dumico Property	Central Duparquet Property	Total Duparquet Project	Duquesne Property	Hunter Property	Cat Lake Property	Total
Acquisition costs, beginning of year	$4,000,000	$4,000,000	$2,000,000	$612,400	$10,612,400	$2,103,500	$-	$-	$12,715,900
Additions during the year	800,000	800,000	400,000	125,000	2,125,000	1,000,000	-	-	3,125,000
	4,800,000(*)	4,800,000(*)	2,400,000(*)	737,400	12,737,400	3,103,500	-	-	15,840,900
Acquisition costs, end of year
	8,377,285	5,539,867	598,980	125,759	14,641,891	5,517,763	379,800	63,614	20,603,068
Deferred exploration costs, beginning of year

Additions during the year:
Assays	182,056	309,454	62,835	118,019	672,364	-	-	-	672,364
Drilling	1,113,480	1,214,116	-	538,525	2,866,121	-	-	-	2,866,121
Field expenditures	625,320	544,160	-	185,385	1,354,865	19,969	10,165	-	1,384,999
Geological Consulting	224,071	189,378	4,171	15,483	433,103	-	-	-	433,103
Studies	560,477	220,396	-	-	780,873	-	-	-	780,873
Preliminary Economic Assessment	144,117	144,094	-	-	288,211	-	-	-	288,211
Prefeasibility Studies	280,559	273,968	-	88,333	642,860	-	-	-	642,860
	3,130,080	2,895,566	67,006	945,745	7,038,397	19,969	10,165	-	7,068,531
Total additions during the year
	(443,950)	(630,143)	(14,988)	(159,467)	(1,248,548)	(11,484)	1,399	-	(1,258,633)
Tax and mining credit applied during the year
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, end of year
	$15,863,415	$12,605,290	$3,050,998	$1,649,437	$33,169,140	$8,629,748	$391,364	$63,614	$42,253,866
Total exploration and evaluation assets

(*): These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

7.

Share capital

a.

Share issuance

As part of the amended agreements with the optionors related to the Beattie, Donchester and Dumico properties, the Company has issued on October 4, 2013, 250,000 shares at a price of $0.24 per share.  The value of the share issuance of $60,000 was recorded as acquisition costs in the exploration and evaluation assets.

b.

Flow through shares

On November 13, 2012, The Company completed a brokered private placement of 2,760,000 flow-through shares at $1.25 per share for gross proceeds of $3,450,000. The Company paid agent fees of $203,250 and issued 138,000 agent’s options (fair value $33,848) enabling the agent to purchase common shares for a period of eighteen (18) months at a price of $1.25 per share. The Company also paid $22,995 in legal fees. These issuance costs (net of the tax effect of $60,860) were applied in reduction of the share capital issued. In addition, the Company has recorded a flow-through premium liability of $828,000 that will be reversed against income tax expense at the time qualifying expenditures are incurred.

As of December 31, 2013, the Company has incurred the required exploration expenses eligible and, the Flow-through premium liability was reduced to $NIL.

c.

Stock options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company, with vesting requirements determined by the directors. The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – June 30, 2012	4,720,000	$3.68
Granted	450,000	$1.14
Expired (1)	(1,450,000)	$4.15
Balance – December 31, 2012	3,720,000	$3.19
Granted	725,000	$0.85
Expired	(1,510,000)	$5.44
Balance – June 30, 2013	2,935,000	$1.45
Granted	400,000	$0.18
Expired (1)	(50,000)	$5.00
Balance – December 31, 2013	3,285,000	$1.24

(1)

During the six months ended December 31, 2013, 50,000 (December 31, 2012 – 1,450,000) stock options were cancelled, forfeited or expired.  Accordingly, the associated amount of 144,817 (December 31, 2012 – $2,934,346) recorded in share-based payments reserve was transferred to accumulated deficit.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

7.

Share capital - Continued

c.

Stock options - Continued

At December 31, 2013, the following options were outstanding and exercisable:

Expiry date	Weighted- Average Exercise Price	Number of Options Outstanding	Weighted- Average Remaining life	Number of Options Vested
June 20, 2016	$2.50	200,000	2.5	200,000
March 9, 2017	$2.03	435,000	3.2	435,000
April 25, 2017	$1.40	1,075,000	3.3	1,075,000
September 14, 2017	$1.14	450,000	3.7	337,500
April 15, 2018	$0.85	725,000	4.3	362,500
December 3, 2018	$0.18	400,000	4.9	100,000
	$1.24	3,285,000	3.7	2,510,000

On December 3, 2013, the Company granted 400,000 incentive stock options to officers. The options are exercisable at $0.18 per share, and expire on December 3, 2018. The options are subject to vesting criteria such that 25% shall vest on the grant date and 25% shall vest every six months thereafter (100,000 vested – fair value $10,937). The corresponding stock-based compensation amounted to $43,747, which was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	1.51%
Expected life of options	5 years
Annualized volatility (1)	74%
Dividend rate	0.00%

(1)

he expected volatility used was based on the historic volatility of the Company share price

During the six months ended December 31, 2013, the Company expensed $162,419 (December 31, 2012 – $655,884) and capitalized $9,356 as exploration assets (December 31, 2012 – $36,037) which totally relates to stock options granted in the prior year. The unamortized share-based payments balance of $74,950 (2012 – $383,699) will be recognized during the current year and the next fiscal year (2014 – $55,679; 2015 – $19,271).

d.

Agent’s Options

The Company has the following outstanding agent’s options:

	Number of Compensation Options	Weighted Average Exercise Price	Expiration Date

Balance – December 31, 2012, June 30, 2013 and December 31, 2013	138,000	$1.25	May 13, 2014

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

7.

Share capital - Continued

e.

Shareholder rights plan

On December 3, 2013, the Company’s shareholders approved the adoption of an Amended and Restated Shareholder Rights Plan (the “Plan”) (amended and restating the Shareholder Rights Plan of the Company dated November 10, 2010) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company. The Plan must be reconfirmed at the third annual meeting following the meeting at which the Plan was confirmed.

Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interests of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities law and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the Plan, the Rights issued under the Plan will entitle shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010. One Right will also be issued for each common share issued by the Company after November 10, 2010. Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and traded with the common shares of the Company.

8.

Related party transactions

The Company had the following transactions with related parties for the six months ended December 31.

	2013	2012
Directors fees	$86,500	$75,500	$
Consulting fees	67,036	71,405
Professional fees - legal	55,824	101,072
	$209,360	$247,977	$

The Company has entered into agreements with three officers for employment. If such agreements are terminated without cause, the Company will have to pay $70,000 or $600,000, respectively, to two officers. If such agreements are terminated following a change in control, the Company will have to pay $135,000 or $628,000, respectively, to two officers.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

9.

Financial instruments

Fair value

The Company’s financial instruments consist of cash, short-term investments, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturity.

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit risk

Credit Risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The carrying amount of the financial assets recorded in the financial statements, net of any allowance for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure, and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates, foreign currency risk and gold price risk.

(a)

Interest rate risk

Interest rate risk is the Company’s exposure to increase or decrease in financial instruments value caused by fluctuations in interest rates. Since the Company has no financial obligations, its current risk is limited to potential returns on short-term deposits.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2013

9.

Financial instruments - Continued

Financial risk management - Continued

(a)

Gold price risk

The Company will be exposed to the risk of fluctuations in prevailing market gold prices. Currently, the Company is advancing a large gold project, and is not exposed to financial instruments risks related to gold prices.

10.

Segmented information

The Company conducts its business in a single operating reportable segment, that being the acquisition and exploration of mineral properties. All of the Company’s exploration and evaluation assets are located in Canada.